Exhibit 99.1

Royal & Sun Alliance Insurance Group plc
7.375% Cumulative Irredeemable Preference Shares of £1 each

The preferential dividend at the rate of 3.6875% in respect of the six months ended 31 March 2003 will be paid on 1 April 2003 in accordance with the terms of issue to holders of preference shares on the register at the close of business on 7 March 2003. The ex-dividend date will consequently be 5 March 2003.

–ENDS–

Enquiries to:

Caroline Webb

Tel: +44 (0)20 7569 6075